Exhibit 99.1

Neptune Announces Fourth Quarter and Year-end Results

On Track and On Budget to Complete Phase 1 of the Cannabis Business Plan
Phase 2 capacity expansion approved by the Board

Year-end Financial and Operational Highlights for the 12-month period ended March 31, 2018 compared to the 13-month period ended March 31, 20171

  Cannabis Business site investments related to licensing process, on track and on budget; extensive commercial activities initiated.
  Revenues of $26.2 million, a decrease of $20.7 million, reflecting the sale of the krill oil manufacturing business on August 7, 2017; revenues for 2017 were $46.9 million for 13-month period.
  Strong contribution from our speciality patented ingredient MaxSimil.
  Gain of $23.7 million from the sale of our krill manufacturing business to Aker BioMarine.
  Gain of $8.8 million realized from the deconsolidation of Acasti Pharma.
  Net income of $20.1 million versus $9.6 million in the prior year.
  Non-IFRS operating loss2 was $2.6 million compared to an Adjusted EBITDA2 of $4.1 million in the prior year reflecting investment in cannabis business development.
  Strong cash position of $26.7 million as of March 31, 2018.

Q4 Financial and Operational Highlights for the 3-month period ended March 31, 2018 compared to the 4-month period ended March 31, 20171

  Revenues of $7.0 million reflect a 14.9% increase in the Solutions Business over the comparable 3-month period last year and represent the best quarter since the Biodroga acquisition. This compares with revenues of $11.8 million for four-month period ended March 31, 2017 which included the krill oil manufacturing business prior to its divestiture.
  Net loss of $4.8 million versus a net income of $0.3 million in the prior year.
  Non-IFRS operating loss2 was $1.8 million compared to an Adjusted EBITDA2 of $0.9 million in the prior year reflecting investment in cannabis business development.
  Announcement of a Co-Development Agreement for Purified Cannabinoid Oil-Based Products targeting Pain and inflammation with Tetra Biopharma.
________________________
[1] Excluding cardiovascular segment.
[2] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss" which follow.

LAVAL, QC, June 5, 2018 /CNW Telbec/ - Neptune Technologies & Bioressources Inc. ("Neptune" or the "Corporation") (NASDAQ: NEPT) (TSX: NEPT), today announced its financial and operating results for the 3-month and 12-month periods ended March 31, 2018. All amounts are in Canadian dollars.

"During the fourth quarter, we sustained an intense pace of activity in developing the cannabis business opportunity, meeting with potential suppliers and partners while continuing to move forward with the regulatory licensing process.  As of today, having committed more than 90% of our $5 million approved capital plan to work on site security, license compliance and CO2 extraction, we remain on track and on budget to complete the first Phase of our cannabis commercialization strategy in the middle of 2018.  Simultaneously, we began work on Phase II and successfully completed solvent lab scale trials. As a consequence, we are very excited that the Board approved the $4.8 million investment for Phase 2 capacity expansion," said Jim Hamilton, President and Chief Executive Officer of Neptune

"Fourth quarter revenue from our Solutions Business was the best quarter ever and grew 14.9% year-over-year when using the comparable 3-month periods. As we move into fiscal 2019, we are keenly focused on executing our strategy to establish Neptune as an innovative health and wellness products company focused on the extraction, purification and formulation of cannabis oil ingredients and differentiated products to serve customers globally.  With a healthy cash balance of $26.7 million at year-end derived from exiting the krill oil manufacturing business, we have the financial strength to fund our cannabis business opportunity through commercialization based on our current timeline of developments," concluded Mr. Hamilton.

Nutraceutical and Cannabis Business Results

As previously announced, Neptune transitioned to a new fiscal year-end as at March 31, 2017. As a result, the comparative periods covers the four and thirteen-month periods ended March 31, 2017 and may not be directly comparable to the figures of the 2018 fiscal year.

Fourth Quarter Financial Results

  Revenues were $7.0 million for the three-month period ended March 31, 2018, versus $11.8 million for the four-month period ended March 31, 2017.
  Net loss was $4.8 million for the current quarter, versus a net income of $0.3 million for the four-month period ended March 31, 2017.
  Non-IFRS operating loss1 was $1.8 million for the current quarter, compared to an Adjusted EBITDA1 of $0.9 million for the four-month period ended March 31, 2017.

The fourth quarter Non-IFRS operating loss1 increase was mainly attributable to the sales and gross margin decrease after the transaction concluded with Aker BioMarine. The fourth quarter net loss includes derecognition of tax credits of $1.9 million, an income taxes recovery of $1.7 million and an impairment loss on inventories of $0.7 million.

Year Ended Financial Results

  Revenues were $27.6 million for the year ended March 31, 2018, versus $46.9 million for the thirteen-month period ended March 31, 2017.
  Net income was $20.1 million for the year ended March 31, 2018, versus $9.6 million for the thirteen-month period ended March 31, 2017.
  Non-IFRS operating loss1 was $2.6 million for the year ended March 31, 2018, compared to an Adjusted EBITDA1 of $4.1 million for the thirteen-month period ended March 31, 2017.

The year ended Non-IFRS operating loss1 increase was mainly attributable to the sales and gross margin decrease after the transaction concluded with Aker BioMarine. The year ended net income includes a gain on sale of assets of $23.7 million, a gain on loss of control of a subsidiary of $8.8 million, derecognition of tax credits of $1.9 million, an income taxes recovery of $1.6 million and an impairment loss on inventories of $2.4 million.

Consolidated Results (including Acasti Pharma until the loss of control on December 27, 2017)

Fourth Quarter Financial Results

  Consolidated revenues were $7.0 million for the three-month period ended March 31, 2018, versus $11.8 million for the four-month period ended March 31, 2017.
  Net loss was $4.8 million for the current quarter, versus $2.3 million for the four-month period ended March 31, 2017.
  Non-IFRS operating loss1 was $1.8 million for the current quarter, compared to $1.2 million for the four-month period ended March 31, 2017.

The fourth quarter ended March 31, 2018 does not include any financial results of Acasti.

Year-to-Date Financial Results

  Consolidated revenues were $27.6 million for the year ended March 31, 2018, versus $46.8 million for the thirteen-month period ended March 31, 2017.
  Net income was $9.3 million for the year ended March 31, 2018, versus $0.9 million for the thirteen-month period ended March 31, 2017.
  Non-IFRS operating loss1 was $12.3 million for the year ended March 31, 2018, compared to $3.7 million for the thirteen-month period ended March 31, 2017.

On a consolidated basis, until the loss of control on December 27, 2017, the year ended March 31, 2018 includes a Non-IFRS operating loss1 of $9.7 million and a net loss of $12.5 million for Neptune's subsidiary, Acasti, which is actively engaged in clinical studies and research and development. For the thirteen-month period ended March 31, 2017, Acasti recorded a Non-IFRS operating loss1 of $7.8 million and a net loss of $11.2 million.

Cash and cash equivalents, including $2.4 million of restricted short-term investments, were $26.7 million as at March 31, 2018.

Caution Regarding Non-IFRS Financial Measures
The Corporation uses an adjusted financial measure, Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) called non-IFRS operating loss when the Corporation or segment is in a loss position, to assess its operating performance. This non-IFRS financial measure is directly derived from the Corporation's financial statements and is presented in a consistent manner. The Corporation uses this measure for the purposes of evaluating its historical and prospective financial performance, as well as its performance relative to competitors. This measure also helps the Corporation to plan and forecast for future periods as well as to make operational and strategic decisions. The Corporation believes that providing this information to investors, in addition to IFRS measures, allows them to see the Corporation's results through the eyes of management, and to better understand its historical and future financial performance.

Securities regulations require that companies caution readers that earnings and other measures adjusted to a basis other than IFRS do not have standardized meanings and are unlikely to be comparable to similar measures used by other companies. Accordingly, they should not be considered in isolation. The Corporation uses Adjusted EBITDA (or non-IFRS operating loss when in a loss position) to measure its performance from one period to the next without the variation caused by certain adjustments that could potentially distort the analysis of trends in our operating performance, and because the Corporation believes it provides meaningful information on the Corporation financial condition and operating results. Neptune's method for calculating Adjusted EBITDA (or non-IFRS operating loss) may differ from that used by other corporations.

Neptune obtains its Adjusted EBITDA (or non-IFRS operating loss) measurement by adding to net income (loss), finance costs, depreciation, amortization and impairment loss and income taxes expense and by subtracting finance income and income taxes recovery. Other items such as stock-based compensation, change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment, royalty settlements, net gain on sale of assets from the krill oil business, legal fees related to royalty settlements, gain on loss of control of subsidiary, tax credits recoverable from prior years, reversal of tax credits from prior years and acquisition costs that do not impact core operating performance of the Corporation are excluded from the calculation as they may vary significantly from one period to another. Excluding these items does not imply they are non-recurring.

Conference Call Details
Neptune will be holding a conference call on June 5, 2018, at 5:00 PM (EST) to discuss its fourth quarter and fiscal year-end results ended March 31, 2018.

Date:	Tuesday, June 5, 2018

Time:	5:00 PM Eastern Standard Time

Call:	1 (877) 223-4471 (within Canada & the U.S.)
1 (647) 788-4922 (Outside Canada and the U.S.)

Webcast:	A live audio webcast and presentation of the results can be accessed at: http://neptunecorp.com/en/investors/events-and-presentations/

A replay of the call will be available for replay two hours after the call's completion, until July 5, 2018. The telephone numbers to access the replay of the call are 1 (416) 621-4642 or 1 (800) 585-8367 (toll-free), Conference ID 2993468. The archive of the webcast, along with its accompanying presentation, will also be made available immediately in the Investors section of Neptune's website under Investor Events and Presentations.

About Neptune Technologies & Bioressources Inc.
Neptune is a wellness products company, with more than 50 years of combined experience in the industry. The Company formulates and develops turnkey solutions available in various unique delivery forms, offers specialty ingredients such as MaxSimil®, a patented ingredient that may enhance the absorption of lipid-based nutraceuticals, and a variety of other marine and seed oils. Neptune also sells premium krill oil directly to consumers through web sales at www.oceano3.com. Leveraging our scientific, technological and innovative expertise, Neptune is working to develop unique extracts and formulations in high potential growth segments such as medical and wellness cannabinoid-based products.

The Company's head office is located in Laval, Quebec.

Forward Looking Statements
Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," "should," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

The forward-looking statements contained in this press release are expressly qualified in their entirety by this cautionary statement and the "Cautionary Note Regarding Forward-Looking Information" section contained in Neptune's latest Annual Information Form (the "AIF"), which also forms part of Neptune's latest annual report on Form 40-F, and which is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov/edgar.shtml and on the investor section of Neptune's website at www.neptunecorp.com. All forward-looking statements in this press release are made as of the date of this press release. Neptune does not undertake to update any such forward-looking statements whether as a result of new information, future events or otherwise, except as required by law. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune public securities filings with the Securities and Exchange Commission and the Canadian securities commissions. Additional information about these assumptions and risks and uncertainties is contained in the AIF under "Risk Factors" and in our MD&A for the year ended March 31, 2018 under "Risks and uncertainties".

Neither NASDAQ nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

________________________
[1] See "Caution Regarding Non-IFRS Financial Measures" and "Reconciliation of net income (loss) to Adjusted EBITDA or non-IFRS operating loss" which follow.

Reconciliation of net loss to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Three-month period ended March 31, 2018

	Nutraceutical	Cannabis	Total
	$	$	$
Total revenues	7,005	–	7,005
Gross margin	1,458	–	1,458
R&D expenses	(54)	(1,836)	(1,890)
R&D tax credits and grants	(1,898)	–	(1,898)
SG&A	(3,673)	–	(3,673)
Other income – net gain on sale of assets	(21)	–	(21)
Loss from operating activities	(4,188)	(1,836)	(6,024)
Net finance cost	(408)	–	(408)
Income taxes recovery	1,680	–	1,680
Net loss	(2,916)	(1,836)	(4,752)
Non-IFRS operating loss[1] calculation
Net loss	(2,916)	(1,836)	(4,752)
Add (deduct):
Depreciation and amortization	238	530	768
Finance costs	107	–	107
Finance income	(81)	–	(81)
Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment	382	–	382
Stock-based compensation	656	186	842
Income taxes recovery	(1,680)	–	(1,680)
Impairment loss on inventories	658	–	658
Net gain on sale of assets	21	–	21
Tax credits reversal from prior years	1,933	–	1,933
Non-IFRS operating loss[1]	(682)	(1,120)	(1,802)

Reconciliation of net income (loss) to Adjusted EBITDA[1] or non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Four-month period ended March 31, 2017
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	11,829	–	–	11,829
Gross margin	3,238	–	–	3,238
R&D expenses	(664)	(2,136)	774	(2,026)
R&D tax credits and grants	2,059	152	–	2,211
SG&A	(3,306)	(1,305)	–	(4,611)
Other income – royalty settlements	2,185	–	–	2,185
Income (loss) from operating activities	3,512	(3,289)	774	997
Net finance cost	(822)	(207)	5	(1,024)
Income taxes expense (recovery)	(2,400)	129	–	(2,271)
Net income (loss)	290	(3,367)	779	(2,298)
Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net income (loss)	290	(3,367)	779	(2,298)
Add (deduct):
Depreciation and amortization	1,207	894	(774)	1,327
Finance costs	873	67	–	940
Finance income	(30)	(9)	–	(39)
Change in fair value of derivative assets and liabilities	(21)	149	(5)	123
Stock-based compensation	356	245	–	601
Income taxes expense (recovery)	2,400	(129)	–	2,271
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(2,185)	–	–	(2,185)
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	923	(2,150)	–	(1,227)

Reconciliation of net income (loss) to non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Year ended March 31, 2018
	Nutraceutical	Cannabis	Cardiovascular(i)	Inter-segment eliminations	Total
	$	$	$	$	$
Total revenues	27,646	–	–	–	27,646
Gross margin	6,324	–	–	–	6,324
R&D expenses	(896)	(3,566)	(9,676)	1,742	(12,396)
R&D tax credits and grants	(1,836)	–	84	–	(1,752)
SG&A	(11,947)	–	(2,761)	–	(14,708)
Other income – net gain on sale of assets	23,702	–	–	–	23,702
Income (loss) from operating activities	15,347	(3,566)	(12,353)	1,742	1,170
Gain on loss of control of the subsidiary Acasti	8,784	–	–	–	8,784
Net finance cost	(2,127)	–	(121)	(7)	(2,255)
Income taxes recovery	1,640	–	–	–	1,640
Net income (loss)	23,644	(3,566)	(12,474)	1,735	9,339
Total assets (ii)	51,057	40,954	6,586	–	98,597
Cash, cash equivalents and restricted short-term investments	26,697	–	–	–	26,697
Working capital[2]	27,406	(994)	–	–	26,412
Non-IFRS operating loss[1] calculation
Net income (loss)	23,644	(3,566)	(12,474)	1,735	9,339
Add (deduct):
Depreciation and amortization	2,225	1,054	2,005	(1,742)	3,542
Finance costs	2,091	–	355	–	2,446
Finance income	(189)	–	(38)	–	(227)
Change in fair value of derivative assets and liabilities and loss on sale of available-for-sale investment	225	–	(196)	7	36
Stock-based compensation	1,371	252	661	–	2,284
Income taxes recovery	(1,640)	–	–	–	(1,640)
Impairment loss on inventories	2,377	–	–	–	2,377
Gain on loss of control of the subsidiary Acasti	(8,784)	–	–	–	(8,784)
Net gain on sale of assets	(23,702)	–	–	–	(23,702)
Legal fees related to royalty settlements	90	–	–	–	90
Tax credits reversal from prior years	1,933	–			1,933
Non-IFRS operating loss[1]	(359)	(2,260)	(9,687)	–	(12,306)

(i)	Results of operations for the period starting April 1st, 2017 until December 27, 2017.
(ii)	The reportable segment assets of the Cardiovascular segment as at March 31, 2018 consists of the investment in Acasti.

Reconciliation of net income (loss) to Adjusted EBITDA[1] or non-IFRS operating loss[1]
(Expressed in thousands of dollars)

Thirteen-month period ended March 31, 2017
	Nutraceutical	Cardiovascular	Inter-segment eliminations	Total
	$	$	$	$
Total revenues	46,922	8	(112)	46,818
Gross margin	12,793	8	1	12,802
R&D expenses	(1,774)	(7,991)	2,516	(7,249)
R&D tax credits and grants	2,078	330	–	2,408
SG&A	(13,504)	(3,557)	–	(17,061)
Other income – royalty settlements	15,302	–	–	15,302
Income (loss) from operating activities	14,895	(11,210)	2,517	6,202
Net finance cost	(2,804)	(167)	2	(2,969)
Income taxes expense (recovery)	(2,483)	129	–	(2,354)
Net income (loss)	9,608	(11,248)	2,519	879
Total assets	98,164	25,454	(12,398)	111,220
Cash, cash equivalents and restricted short-term investments	8,775	9,772	–	18,547
Working capital[2]	17,549	8,050	1	25,600
Adjusted EBITDA[1] (non-IFRS operating loss)[1] calculation
Net income (loss)	9,608	(11,248)	2,519	879
Add (deduct):
Depreciation and amortization	3,596	2,737	(2,516)	3,817
Finance costs	2,623	238	(89)	2,772
Finance income	(31)	(124)	89	(66)
Change in fair value of derivative assets and liabilities	212	53	(2)	263
Stock-based compensation	1,340	675	–	2,015
Income taxes expense (recovery)	2,483	(129)	–	2,354
Tax credits recoverable from prior years	(1,967)	–	–	(1,967)
Royalty settlements	(15,302)	–	–	(15,302)
Legal fees related to royalty settlements	1,501	–	–	1,501
Acquisition costs	39	–	–	39
Adjusted EBITDA[1] (non-IFRS operating loss)[1]	4,102	(7,798)	1	(3,695)

_______________________
[1] See "Caution Regarding Non-IFRS Financial Measures".
[2] The working capital is presented for information purposes only and represents a measurement of the Corporation's short-term financial health mostly used in financial circles. The working capital is calculated by subtracting current liabilities from current assets. Because there is no standard method endorsed by IFRS, the results may not be comparable to similar measurements presented by other public companies.

View original content with multimedia:http://www.prnewswire.com/news-releases/neptune-announces-fourth-quarter-and-year-end-results-300660399.html

SOURCE Neptune Technologies & Bioresources inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/June2018/05/c1615.html

%CIK: 0001401395

For further information: Neptune Wellness Solutions, Mario Paradis, VP & CFO, Neptune, 1.450.687.2262 x236, m.paradis@neptunecorp.com; Investor Relations Contact (Canada), Pierre Boucher, MaisonBrison, 1.514.731.0000, pierre@maisonbrison.com; Investor Relations Contact (U.S.), Jody Burfening, LHA, 1.212.838.3777, jburfening@lhai.com

CO: Neptune Technologies & Bioresources inc.

CNW 16:48e 05-JUN-18